CANNEX CAPITAL AND 4FRONT ANNOUNCE TRANSFORMATIONAL BUSINESS
COMBINATION TO CREATE OPERATIONS FOCUSED INDUSTRY LEADER

Cannex’s proven large-scale cultivation and manufacturing leadership combined with 4Front’s retail platform, business development and executive team will create a multi-state vertically integrated powerhouse

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

Vancouver, BC and Phoenix, AZ, November 26, 2018 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX / OTCQX: CNXXF) and 4Front Holdings, LLC (“4Front”) are pleased to announce that they have signed a binding letter agreement (the “Interim Agreement”) pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction (the “Transaction”). Subject to the approval of the Canadian Securities Exchange (the “CSE”), the combined company will continue to trade on the CSE initially under Cannex’s existing name and the ticker symbol CNNX. The Interim Agreement will be superseded by a definitive agreement (the “Definitive Agreement”) governing the Transaction.

The combined entity will represent a new standard for operational excellence and integrity under one umbrella within the cannabis industry. The resulting company will encompass proven management and operational skills in large-scale indoor cultivation facilities that boast industry-leading yields, the manufacturing and branding of infused products, edibles and other derivative products, and proven experience managing curated customer-centric retail operations. The combined company will also have a very strong business development team complemented by acknowledged regulatory and compliance experts to identify and support new market growth alongside continued expansion opportunities.

Josh Rosen, co-founder and CEO of 4Front, will become CEO of the combined company while Anthony Dutton, Cannex’s CEO, will take on a senior capital markets and business development role. Leo Gontmakher, COO of Cannex, is expected to assume the same role in the combined company.

“This is an exciting and transformational step as 4Front and Cannex come together to realize our common objective of building a premier cannabis business focused on operational excellence and integrity across the value chain,” said Rosen. “The operations and leadership that Cannex has demonstrated in Washington, one of the most competitive cannabis markets in the world, are unlike anything I’ve seen in the industry. Leo and his team have developed an amazing set of skills and capabilities that we look forward to transferring to 4Front’s existing portfolio, as well as using to capitalize on new opportunities we develop together.”

Cannex owns two large-scale indoor cultivation facilities and a production and logistics facility in Washington State. Its strategic operating tenant, Northwest Cannabis Solutions (“NWCS”), boasts strong cultivation yields and produces some of the top-selling flower and infused-product brands in Washington. It has managed to capture approximately 8% share of the wholesale market in one of the most competitive markets in the country. NWCS employs more than 190 people and currently has an annual revenue run rate of approximately US$40 million.

4Front currently operates five medical cannabis dispensaries across four states — Illinois, Maryland, Massachusetts, and Pennsylvania — with plans to open at least five more during the first six months of 2019. It operates most of its dispensaries under the Mission brand.

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The new combined company will own, operate or manage six existing cultivation and production facilities in Washington, Illinois and Massachusetts and five retail operations in Illinois, Massachusetts, Maryland, and Pennsylvania. 4Front also has licenses or licensing agreements in place that will enable it to open and operate several more dispensaries in Massachusetts, Maryland, and Pennsylvania under the Mission brand, which should bring the total number of related operations to 20 by year-end 2019 within the combined company’s existing asset base. The combined company’s near-term M&A opportunities include ongoing negotiations in California, Michigan, Nevada and Arizona, as well as pending license applications in Ohio, Arkansas and Connecticut.

The business combination announcement follows Cannex’s November 21, 2018, news release regarding Gotham Green Partners’ (“GGP”) US$32 million investment into Cannex. Jason Adler, Managing Member of GGP, noted, “We are excited by the proposed Cannex and 4Front business combination, which is expected to accelerate the deployment of Cannex’s operational capabilities across a broad suite of unique licensed assets. We expect cannabis investors to ascribe increasing value to operational productivity and efficiencies. We believe that 4Front and Cannex have very complementary assets and skill sets, and we look forward to working with them to accelerate their growth.”

“Cannex has been evaluating the best platforms to extend our production capabilities into new markets and 4Front is a natural fit given their complementary capabilities, existing portfolio and pipeline, and strong culture,” said Gontmakher. “We are also especially pleased to have GGP as a value-add investor and look forward to working with them closely as we identify and execute on opportunities for growth and brand building. Both Cannex and 4Front have known Jason Adler and the GGP team for a few years and we’re excited to have Gotham Green’s vested interest in our success.”

Pursuant to the Interim Agreement, the shareholders of 4Front will be entitled to receive a fixed ratio of Cannex common shares such that the shareholder ratio will proportionally equal 1:1.75 Cannex shareholders to 4Front shareholders on closing of the business combination.

Upon closing of the Transaction, the board of directors of the combined company is expected to comprise five (5) directors, with one executive director each from Cannex and 4Front and three mutually agreed upon independent directors.

The Transaction will close according to the terms of the Definitive Agreement and is expected to be carried out by way of a plan of arrangement under the British Columbia Business Corporations Act. It will require a special meeting of Cannex shareholders whereby at least 66% of the votes cast will need to be in support of the Transaction.

Cannex and 4Front have agreed to a termination fee applicable under certain circumstances. If the termination of the Interim Agreement occurs prior to the end of the defined due diligence period, which concludes December 7, 2018, the termination fee shall be US$1 million unless the termination occurs pursuant to a breach in certain exclusivity provisions of the Interim Agreement, in which case the parties have agreed to a US$10 million termination fee. If the termination occurs after the conclusion of the due diligence period, then the termination fee shall be US$10 million.

Closing will remain subject to Cannex shareholder approval, court approval(s), the CSE, as well as any other approvals for that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders. All other relevant and publicly disclosable materials will be filed by Cannex on www.sedar.com.

Cannex is being advised by McMillan LLP, Inverness Advisors and Beacon Securities Limited. Beacon has been engaged to provide a fairness option. Inverness Advisors conducts all securities business through KEMA Partners LLC, a FINRA member and SEC-registered broker-dealer.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

About 4Front Holdings, LLC
4Front Holdings, LLC (“4Front”) is a leading retail and brand development company in the U.S. cannabis sector. It has developed a national platform that consists of a multi-state footprint, including its Mission-branded retail operations, and a far-reaching network of partnership relationships. Led by a group of professionals with experience in finance, real estate, manufacturing, and multi-location retail and hospitality operations, 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise that can support the rapid operational growth opportunity being afforded by the increased legalization of cannabis across the United States, as well as internationally. For more information, visit 4Front’s website. (www.4frontventures.com)

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

Media Contact for 4Front Holdings, LLC
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release, and neither it nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators.

When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to market projections, total retail footprint of the combined company, the business combination and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.